                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                    SCHEDULE 13D/A

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 8)

                                         SYS
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                                 No Par Common Stock
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     785070 10 3
--------------------------------------------------------------------------------
                                   (CUSIP Number)

                               Peter R. Pancione, Esq.
                           Gipson Hoffman & Pancione, P.C.
             1901 Avenue of the Stars, Suite 1100, Los Angeles, CA 90067
                                   (310) 556-4660
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                     July 9, 1998

--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)



                            (Continued on following pages)



                                  Page 1 of 9 Pages

                                    SCHEDULE 13D

CUSIP No.   785070 10 3                                        Page 2 of 9 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert D. Mowry
          SSN: ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U. S.
--------------------------------------------------------------------------------
           NUMBER OF               7    SOLE VOTING POWER
            SHARES                      102,497
         BENEFICIALLY              ------------------------------
           OWNED BY                8    SHARED VOTING POWER
             EACH                        299,419
           REPORTING               ------------------------------
            PERSON                 9    SOLE DISPOSITIVE POWER
             WITH                        102,497
                                   ------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                         299,419

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,208,293 (See response to Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          36.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          IN

                                    SCHEDULE 13D

CUSIP No.   785070 10 3                                        Page 3 of 9 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Charles H. Werner
          SSN: ###-##-####

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF; OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U. S.
--------------------------------------------------------------------------------
           NUMBER OF               7    SOLE VOTING POWER
            SHARES                      587,075
         BENEFICIALLY              ------------------------------
           OWNED BY                8    SHARED VOTING POWER
             EACH                        785,796
           REPORTING               ------------------------------
            PERSON                 9    SOLE DISPOSITIVE POWER
             WITH                        587,075
                                   ------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                         785,796

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,208,293 (See response to Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          36.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
________________________________________________________________________________

                                    SCHEDULE 13D

CUSIP No.   785070 10 3                                        Page 4 of 9 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CHARNAN, INC., a California corporation
          TIN: ___________
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U. S.
--------------------------------------------------------------------------------
           NUMBER OF               7    SOLE VOTING POWER
            SHARES                      198,721
         BENEFICIALLY              ------------------------------
           OWNED BY                8    SHARED VOTING POWER
             EACH                        0
           REPORTING               ------------------------------
            PERSON                 9    SOLE DISPOSITIVE POWER
             WITH                        198,721
                                   ------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                         0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,208,293 (See response to Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          39.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          CO

                                    SCHEDULE 13D

CUSIP No.   785070 10 3                                        Page 5 of 9 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          AMERICAN TECHNOLOGY INVESTMENTS, INC., a California corporation TIN:95-4624815
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC, AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------
           NUMBER OF               7    SOLE VOTING POWER
            SHARES                      196,922
         BENEFICIALLY              ------------------------------
           OWNED BY                8    SHARED VOTING POWER
             EACH                        0
           REPORTING               ------------------------------
            PERSON                 9    SOLE DISPOSITIVE POWER
             WITH                        196,922
                                   ------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                         0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,208,293 (See response to Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          36.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          CO

                                    SCHEDULE 13D

CUSIP No.   785070 10 3                                        Page 6 of 9 Pages

--------------------------------------------------------------------------------
ITEM 1.   SECURITY AND ISSUER

          The title and class of securities this statement relates to is SYS's no par value common stock (the "Common Stock"). SYS's principal executive offices are located at 9620 Chesapeake Drive, Suite 201, San Diego, California 92123.

          The last known filing pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 is SYS's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998. Based on such Report, the undersigned believe there are 3,271,000 outstanding shares of Common Stock. The securities are not presently traded on any national securities exchange.

ITEM 2.   IDENTITY AND BACKGROUND

     1)   a)   Name:  Robert D. Mowry
          b)   Business address:  19 Cherry  Hills Lane, Newport Beach,
               California 92660
          c)   Principal occupation:  President of Big Canyon Investments, Inc.
               and American Technology Investments, Inc.,
                                   (see 1 above and 4 below for address and description); Mr. Mowry was elected a director of SYS on March 19, 1997 and Chief Executive Officer since August 1997 and is also the President of North American Timeshare, Inc., dba United Computer Systems, which sells computer hardware and software, and provides maintenance on the software. North American Timeshare, Inc. has a business address at 8726 South Sepulveda Boulevard, Suite C171, Los Angeles, California 90045
          d)   Criminal proceedings: none
          e)   Civil proceedings: none
          f)   Citizenship:  US

     2)   a)   Name:  Charles H. Werner
          b)   Business address:  Post Office Box 1966, Rancho Santa Fe,
               California 92607
          c)   Principal occupation:  Consultant, Director of SYS, President of
               Charnan, Inc.
          d)   Criminal proceedings:  none
          e)   Civil proceedings:  none
          f)   Citizenship:  US

     3)   a)   Name:  American Technology Investments, Inc., a California
               corporation
          b)   Business address:  1280 Bison Avenue, B9-614, Newport Beach,
               California 92660
          c)   Principal business:  investments and management of investments
          d)   Criminal proceedings:  none
          e)   Civil proceedings:  none
          f)   Citizenship:  a California corporation

     4)   a)   Name:  Charnan, Inc., a California corporation
          b)   Business address:  Post Office Box 1966, Rancho Santa Fe,
               California 92607
          c)   Principal business:  Investments
          d)   Criminal proceedings:  none
          e)   Civil proceedings:  none
          f)   Citizenship:  a California corporation

                                    SCHEDULE 13D

CUSIP No.   785070 10 3                                        Page 7 of 9 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     1) On May 5, 1995, Mr. Mowry sold an aggregate of 556,007 shares of Common Stock; 198,721 shares of Common Stock were sold to Charnan, Inc., a corporation controlled by Mr. Werner and 357,286 shares of Common Stock to were sold Mr. Werner's IRA. Charnan, Inc. used $24,000 cash and cancellation of a $15,915 debt owed by Mr. Mowry to Charnan, Inc. to purchase 198,721 shares of Common Stock and Mr. Werner's IRA used $176,000 cash to purchase 357,286 shares of Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION

           The purpose of the transaction was to continue the control of SYS
between Mr. Mowry and Mr. Werner.   Mr. Mowry, Mr. Werner, American Technology
Investments, Inc. and Charnan, Inc. own in the aggregate the same amount of shares of Common Stock as they held in the aggregate before the sale discussed in Item 3 above and will continue to control, as a group, the management and policies of SYS.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     1)   a)   Mr. Mowry holds 102,497 shares of Common Stock which represent approximately 3.1% of the believed 3,271,000 outstanding shares of Common Stock.

          Mr. Mowry, American Technology Investments, Inc., Charnan, Inc. and Mr. Werner hold 1,208,293 shares of Common Stock, which represents approximately 36.9% of the believed 3,271,000 outstanding shares of Common Stock.

          b) Mr. Mowry has the shared power to vote and dispose of the 196,922 Shares of the Common Stock which represents approximately 6.0% of the believed 3,271,000 shares of Common Stock held by American Technology Investments, Inc.

          Mr. Mowry has an irrevocable proxy (subject to certain conditions) to vote 123,078 shares of common Stock which represent approximately 3.8% of the believed 3,271,000 outstanding Common Stock.

          Mr. Mowry has sole voting and disposition power over the 102,497 shares of Common Stock he holds.

          c) On May 5, 1998, Mr. Mowry sold an aggregate of 556,007 shares of Common Stock: 198,721 shares of Common Stock were sold to Charnan, Inc. for $24,000 cash and cancellation of a $15,915 debt owed by Mr. Mowry to Charnan, Inc. 357,286 shares of Common Stock were sold to Mr. Werner's IRA for $176,000 cash. The 556,007 shares of Common Stock were sold in private transactions effected by telephone and personal meetings.

          d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the above securities, except as indicated above.

          e)   Not applicable.

     2)   a)   Mr. Werner holds 587,075 shares of Common Stock which represents approximately 17.9% of the believed 3,271,000 outstanding shares of Common
Stock.

          Mr. Mowry, American Technology Investments, Inc., Charnan, Inc. and Mr. Werner hold 1,208,293 shares of Common Stock which represents approximately 39.6% of the believed 3,211,000 outstanding shares of Common Stock.

          b) Mr. Werner has sole voting and disposition power of the 587,075 SYS shares of Common Stock he holds.

                                    SCHEDULE 13D

CUSIP No.   785070 10 3                                        Page 8 of 9 Pages

          Mr. Werner has shared power to vote and dispose of the 198,721 shares of Common Stock, which represents approximately 6.1% of the believed 3,271,000 shares of Common Stock outstanding, held by Charnan, Inc.

          c) On May 5, 1998, Mr. Werner's IRA purchased from Mr. Mowry 357,286 for $176,000 cash in private transactions that were effected by telephone and personal meetings.

          d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the above securities, except as indicated above.

          e)   Not applicable.

     3)   a)   American Technology Investments, Inc. holds 196,922 shares of
Common Stock which represents approximately 6% of the believed 3,271,000 outstanding Common Stock. In addition, American Technology Investments has an option to purchase an additional 123,078 shares of Common Stock which represents approximately 3.8 % of the believed 3,721,000 outstanding shares of Common Stock.

          Mr. Mowry, American Technology Investments, Inc., Charnan, Inc. and Mr. Werner hold 1,208,293 shares of Common Stock, which represents approximately 39.6% of the believed 3,271,000 outstanding shares of Common Stock.

          b) American Technology Investments, Inc. has sole voting power and disposition power of the 196,922 shares of Common Stock it holds.

          c) On April 15, 1997, American Technology Investments, Inc. received an option from the Carroll Living Trust to purchase an additional 123,078 shares of Common Stock, exercisable for 41,026 shares of Common Stock on each of April 15, 1998 (which exercise date on May 10, 1998 was orally extended to July 15,
1998), April 15, 1999 and April 15, 2000 at an exercise price of $1.21875 per share.

          d) No other person is known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds in the sale of, the above securities.

          e)   Not applicable.

     4)   a)   Charnan, Inc. holds 198,721 shares of Common Stock which
represents approximately 6.1% of the believed 3,721,000 outstanding shares of Common Stock.

          Mr. Mowry, Mr. Werner, American Technology Investments, Inc. and Charnan, Inc. hold 1,208,293 shares of Common Stock, which represents approximately 39.6% of the believed 3,271,000 outstanding shares of Common Stock.

          b) Charnan, Inc. has sole voting power and disposition power of the 198,721 shares of Common Stock it holds.

          c) On May 5, 1998 Charnan, Inc. purchased 198,721 shares of Common Stock from Mr. Mowry, for cash of $24,000 cash and cancellation of a $15,915 debt Mr. Mowry owed Charnan, Inc. in a private transaction that was effected by telephone and personal meetings.

          d) No other person is known to have the right to receive the power to direct the receipt of dividends from, or the proceeds from the sale of, the above securities, except as indicated above.

          e)   Not applicable.

                                    SCHEDULE 13D

CUSIP No.   785070 10 3                                        Page 9 of 9 Pages


ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Mr. Mowry has complete discretion and control over all of the shares of Common Stock held by American Technology Investments, Inc. In addition, Mr. Mowry has a proxy to vote 123,078 shares of Common Stock. Mr. Werner and Mr. Mowry have an informal understanding to vote their shares of Common Stock in a manner which will achieve the purposes set forth in Item 4 above.

          Mr. Werner has complete discretion and control over the shares of Common Stock held by Charnan, Inc.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A - Agreement to File Single Statement

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement is being filed on behalf of all the parties identified in Item 2 above.

     Dated:    July 9, 1998             /s/ Robert D. Mowry
                                        ---------------------------------------
                                        Robert D. Mowry



                                        /s/ Charles H. Werner
                                        ---------------------------------------
                                        Charles H. Werner



                                        American Technology Investments, Inc.,
                                          a California corporation


                                        By:  /s/Robert D. Mowry
                                        ---------------------------------------
                                             Robert D. Mowry
                                        Its: President


                                        Charnan, Inc.,
                                          a California corporation



                                        By:  /s/Charles H. Werner
                                        ---------------------------------------
                                             Charles H. Werner
                                        Its: President

                                      EXHIBIT A


                          AGREEMENT TO FILE SINGLE STATEMENT

     This agreement is entered into the 9th day of July, 1998, by and between Charles H. Werner, Robert D. Mowry, American Technology Investments, Inc., a California corporation and Charnan, Inc., a California corporation.

                                       RECITALS

     A. The parties are aligned in interest regarding the ownership and control of SYS no par value common shares; and

     B. The parties desire that a single Schedule 13D be filed on each of their behalf.

     NOW, THEREFORE, the parties agree that a single Schedule 13D shall be filed on behalf of each of them by Mr. Mowry, and that all filing costs be payable by American Technology Investments, Inc.

     IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement to file Single Statement as of the day and year first written above.

                                        /s/ Robert D. Mowry
                                        ---------------------------------------
                                        Robert D. Mowry



                                        /s/ Charles H. Werner
                                        ---------------------------------------
                                        Charles H. Werner



                                        American Technology Investments, Inc.,
                                          a California corporation


                                        By:  /s/ Robert D. Mowry
                                        ---------------------------------------
                                             Robert D. Mowry
                                        Its: President


                                        Charnan, Inc.,
                                          a California corporation



                                        By:  /s/ Charles H. Werner
                                        ---------------------------------------
                                             Charles H. Werner
                                        Its: President


                                      A-1